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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           SCOTSMAN INDUSTRIES, INC.

                           (Name of Subject Company)
                         ------------------------------

                       BERISFORD ACQUISITION CORPORATION
                              WELBILT CORPORATION
                                 BERISFORD PLC
                                   (Bidders)
                         ------------------------------

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   809340102

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              WELBILT CORPORATION
                              225 HIGH RIDGE ROAD
                               STAMFORD, CT 06905
                           TELEPHONE: (203) 325-8300
                           FACSIMILE: (203) 325-3422
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                         ------------------------------

                                    COPY TO:

                             DENNIS J. BLOCK, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                           TELEPHONE: (212) 504-6000
                           FACSIMILE: (212) 504-6666
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE*
                       $379,974,705                                                    $75,995

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, $0.10 par value per share (the "Shares"), of Scotsman Industries, Inc. at a price of $33.00 per Share in cash, without interest. The filing fee calculation is based on 10,627,875 Shares outstanding as of July 1, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 886,510 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    Not applicable   Filing party:  Not applicable
Form or registration no.:  Not applicable   Date filed:    Not applicable

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 7 Pages)

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Berisford Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of Scotsman Industries, Inc., a Delaware corporation (the "Company"), at $33.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Scotsman Industries, Inc. and the address of its principal executive offices is 820 Forest Edge Drive, Vernon Hills, Illinois 60061. The telephone number of the Company at such location is
(847) 215-4500.

    (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Purchaser, Parent and Berisford. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Purchaser, Parent and Berisford" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, and offices or employments for the past five years of each director and executive officer of Purchaser, Parent and Berisford and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I to the Offer to Purchase and incorporated herein by reference.

    (e)-(f) During the last five years none of Purchaser, Parent or Berisford and, to the best knowledge of Purchaser, Parent and Berisford, none of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in "Certain Information Concerning Purchaser, Parent and Berisford" and "Background of the Offer; Purpose of the Offer and the Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Parent and Berisford," "Background of the Offer; Purpose of the Offer and the Merger; Merger Agreement" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the "INTRODUCTION" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

    (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; Merger Agreement" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Parent and Berisford" and "Background of the Offer; Purpose of the Offer and the Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
      COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION," "Sources and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; Merger Agreement," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Parent or Berisford, or to the best knowledge of Purchaser, Parent and Berisford, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated July 9, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Joint Press Release of Berisford and the Company dated July 2, 1999.

    (a)(8) Press Release of Parent dated July 9, 1999.

    (a)(9) Summary Advertisement.

    (b)(1) Bank Commitment Letter, dated as of July 1, 1999, by and between Parent, Purchaser and Barclays Bank PLC and National Westminster Bank Plc.

    (c)(1) Agreement and Plan of Merger, dated as of July 1, 1999, by and among Parent, Purchaser and the Company.

    (c)(2) Confidentiality Agreement, dated as of April 29, 1999, by and between Berisford and the Company.

    (d) None.

    (e) Not applicable.

    (f) None.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999

                                          BERISFORD ACQUISITION CORPORATION
                                          By: __________________________________
                                             Name:
                                             Title:

                                          WELBILT CORPORATION
                                          By: __________________________________
                                             Name:
                                             Title:

                                          BERISFORD PLC
                                          By: __________________________________
                                             Name:
                                             Title:

                               INDEX TO EXHIBITS

                                                                                                           SEQUENTIAL
EXHIBIT                                                                                                     PAGE NO.
---------                                                                                                 ------------

   (a)(1)  Offer to Purchase, dated July 9, 1999........................................................

   (a)(2)  Letter of Transmittal........................................................................

   (a)(3)  Notice of Guaranteed Delivery................................................................

   (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.............

   (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.....................................................................................

   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9........

   (a)(7)  Joint Press Release of Berisford and the Company dated July 2, 1999..........................

   (a)(8)  Press Release of Parent dated July 9, 1999...................................................

   (a)(9)  Summary Advertisement........................................................................

   (b)(1)  Bank Commitment Letter, dated as of July 1, 1999, by and between Parent, Purchaser and
           Barclays Bank PLC and National Westminster Plc...............................................

   (c)(1)  Agreement and Plan of Merger, dated as of July 1, 1999, by and among Parent, Purchaser and the Company..................................................................................

   (c)(2)  Confidentiality Agreement, dated as of April 29, 1999, by and between Berisford and the
           Company......................................................................................

   (d)     None.........................................................................................

   (e)     Not Applicable...............................................................................

   (f)     None.........................................................................................